

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

May 6, 2009

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

> **Re: Casino Players, Inc.
> Amendment No. 4 to Registration Statement on Form S-1
> Filed April 9, 2009
> File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated July 24, 2007 and have the following additional comments.

<u>Cover, page 1</u>

1. The selling shareholders in this offering may be deemed underwriters. Accordingly, please revise the second paragraph to delete the statement that none of the selling shareholders are acting as underwriters.

2. Please relocate the fourth paragraph on the cover page to an appropriate section inside the prospectus. In addition, please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501(b) of Regulation S-K.

<u>Summary, page 4</u>

3. Please revise to clarify that this is a compete summary.

<u>Who We Are, page 4</u>

4. We note your response to prior comment 2. Please revise to disclose in the first few paragraphs of this section your revenues and net loss for the most recent audited period and interim stub period, as applicable. In addition, please disclose

that you have received a going concern opinion. Note that you need not move the entire "Going Concern" section on page 3 to the front of the summary.

5. Refer to the last paragraph on page 4. Please provide the basis for your claim that "more and more" gamblers are switching to slot machines. If this is merely your belief, please revise to clarify that you are stating your belief.

6. We note your disclosure that you do business with two cruise lines. However, it appears from your disclosure later in the summary section that you have held only one poker cruise and are merely in discussions with another possible cruise line. If true, please revise to reconcile and clarify. It also appears that the one poker cruise you have had did not go as planned, as the cruise line limited the gambling to those 10 people you brought on board. If true, revise to clarify at the forepart of the summary section that while you have done business with one cruise line, it is unclear and perhaps unlikely that you will continue to do business with this line in the future given the outcome of the prior poker cruise.

7. We note your disclosure that the cruise line changed its decision to allow all passengers to participate in your poker tournament. Please tell us whether there was a written agreement in place with the cruise line upon which you placed your expectations for having a poker tournament with its other passengers. If there was no such agreement, please revise to clarify this fact. Also, since this appears to be a risk that is ongoing in the event that you can identify other cruise lines to do business with, please add a risk factor discussing this the fact that cruise ships may limit your poker tournaments to only those players you bring on board.

8. We note your disclosure that you need to generate thousands of gamblers monthly in order to send large numbers to the 26 casinos with which you are licensed. To provide greater context to this statement and your need to generate large numbers of gamblers, please disclose here how many gamblers you have been generating monthly over the past year and how many you have sent to these casinos during that same time.

9. We note your disclosure on page 5 that you have to rely on gaming info provided by casino management. Consistent with your related disclosure in the risk factors section, disclose here that there have been times when players have advised you they lost more than the casino reported, but you still had no recourse with the casinos.

History, page 5

10. This section appears incomplete, as you end with only the word "Joseph" and provide very little detail about the company's history. Please revise accordingly.

William G. Forhan
Casino Players, Inc.
May 6, 2009
Page 3

Selected Financial Data, page 7

11. It appears that total liabilities are $454,802 as of December 31, 2008. Please revise or advise. In addition, please revise the caption "Total Expenses" to state "Operating Expenses" in a manner consistent with your Statements of Operations on page F-4.

Offering Price, page 8

12. Please revise to clarify that your shares will be offered at $.25 per share until the shares are listed on the OTC:BB.

Risk Factors, page 9

13. Please add a risk factor to disclose that the company will be required to establish and maintain adequate internal controls and procedures over financial reporting. Also, please discuss the consequences in the event that you fail to maintain an effective system of internal controls or discover material weaknesses in your internal controls.

14. Consistent with your disclosure on page 39, please add a risk factor to discuss the trend of many states to allow gambling on a local level and the impact this has had on your business which appears more focused on the Las Vegas casino market.

15. Please include a risk factor to discuss the fact that your stock is a penny stock and the limitations or restrictions associated with buying or selling a penny stock.

16. Based upon your disclosure on page 19, it appears 14 of your 25 casino licenses are with Harrah's, and you therefore may rely on your licenses with Harrah's casinos more than any other casino. You state that if you lost those licenses, you would have to seek similar licenses from other casinos as a replacement. Please add a risk factor to explain the possible consequences of the loss of the Harrah's licenses to your business, including the relative difficulty in replacing those licenses and the effect on your business if replacements cannot be obtained.

Current conditions in the global markets and general economic…, page 9

17. Please consider whether the market downturn may cause casinos to reduce the number and amount of complementary offerings, including travel and lodging, provided to gamblers and, correspondingly, also reduce their willingness to use casino rep companies like yours. If so, please expand this risk factor or add a new risk factor, as appropriate.

Description of Business, page 14

18. Refer to the fifth paragraph on page 15. You state that a casino rep must be licensed in "every state that offers gambling" and also with the specific casinos it seeks to represent. However, your disclosure elsewhere in the same paragraph suggests that reps are only required to secure licenses from states in which they work. Please revise to clarify and reconcile your disclosure regarding state licensing requirements. In addition, please provide additional detail regarding the state licensing process, including state licensing criteria.

19. Please revise the discussion of your poker cruises and mini-tournaments in the section to more clearly and accurately reflect what you have done to date in this area as compared to what are merely aspirations. For example, on page 17 you state that you sell cabins (40-50) to poker players and operate poker games when the ship is at sea, while your earlier disclosure indicated that you have only held on poker cruise and brought only 10 players on board to participate. You also disclose here that the poker tournament is available to all passengers on board, while your earlier disclosure stated that the cruise line did not permit other passengers to play in your tournament. In addition, you disclose here that you have the opportunity to offer free cabins to qualified players, however, it is unclear whether you have yet had the ability to provide a player with a free cruise cabin, as compared to a free hotel room. Revise to clarify throughout.

Marketing, page 18

20. Please reconcile your disclosure here that you use the services of companies that specialize in email internet broadcasting to send invitations to a "leased" database, with your disclosure on page 15 that you will subscribe to additional databases only after you have the financial resources to do so. Clarify whether your marketing efforts thus far are limited to your own database, and whether using additional databases are an aspiration or whether such marketing efforts are currently being employed. If third party databases are currently being employed, revise to provide greater detail about such efforts.

21. Refer to the sixth paragraph on page 18. Please reconcile your disclosure in this section that you "have not used a company for Pop Ups, but intend to contract" for such services, with the disclosure only two paragraphs earlier that you have used two companies in the past and will continue to use emails and "pop-up" ads to market your services.

22. We note the final three paragraphs of this section. Please tell us what, if anything, is to prevent a casino from contacting a player directly once you have brought his or her name to the casino for verification. In this regard, we note that player commissions are "protected" for 12 months after players are delivered by the

casino representatives. Please tell us how you are able to enforce these protections. In addition, please disclose whether commissions are payable to you on trips made by a player more than 12 months after the original date on which the player was delivered to the casino by the casino rep company.

Competition, page 19

23. Please remove your assertion that you offer more locations than your competitors in the Caribbean Islands and on cruise ships, or provide support for this claim.

Our Products and Services, page 19

24. Please expand your disclosure in this section so that it more fully discusses your products and services, including how you qualify players, what fees you charge such players, and how you arrange for the products included in their casino tour and travel packages. It is also unclear what products and services you provide directly, and what you offer as an intermediary. This section also does not contain any information about your cruise poker tournaments, which such tournaments appear to play a prominent part of your business, or at least aspirations, in the other sections of your disclosure. Revise accordingly.

Employees, page 19

25. It is unclear whether the hirings discussed in this section will be made in the immediate future. Please revise to clarify the anticipated timing of your hirings, how they coincide with your plan of operations and the extent to which your hirings are contingent upon funding from this offering.

Description of Properties, page 19

26. Please reconcile your disclosure here that you are "not being charged rent," with your disclosure on page 51 indicating a 2008 rent expense of $23,000.

Use of Proceeds, page 20

27. Please revise to clarify how footnote (7), relating to acquisitions in the entertainment industry, differs from footnote (2), relating to acquisitions of representative companies. To the extent you a planning to pursue acquisitions beyond the scope of other casino representations companies, please revise your disclosure throughout to discuss such intentions in detail.

28. The "total funding" row of your use of proceeds table is either not accurate, or the individual categories to which your proceeds will be applied are inaccurate or

incomplete. Please revise this table to ensure its accuracy, and that the totals reflect the sum of the individual categories.

Determination of Offering Price, page 22

29. You state that your price was determined arbitrarily yet you have provided a list of specific factors used to calculate the price. Please explain. In that regard, please also provide the basis for your assumption here and under "Terms of the Offering" on page 26 that your net profits in 2009 will be approximately $1 million.

Selling Stockholders, page 23

30. In your response to prior comment 4, you state that you cancelled certain shares issued to iVest Investments. Please provide us with your analysis as to why the shares were cancellable and whether there may be any recourse against you for that action. Also, please provide us with copies of the agreement with iVest pursuant to which the shares were issued and subsequently cancelled.

Management's and Directors' Biographies, page 29

31. Please provide additional information regarding Robert Kuechenberg's prior business experience. Refer to Item 401 of Regulation S-K.

Summary Compensation Table, page 32

32. We note footnotes (1) and (2), please add disclosure explaining what the accrued amounts consist of and how they were calculated.

Employment Agreements, page 32

33. Consistent with your disclosure on page 43, please add disclosure to this section clarifying that management has stopped accruing wages on June 30, 2007, and will not receive wages until the company generates revenues to pay such wages.

Current Status of the Company, page 39

34. Please revise this section to correct the numerous typographical errors.

Plan of Operation, page 40

35. We note your revisions to your plan of operations. In order to provide more meaningful information to your investors, please consider revising this section to

provide additional concise disclosure regarding specific short-term steps you plan to take toward becoming fully operational and generating additional revenues.

Revenue Recognition, page 41

36. Your revenue recognition policy, which states that you recognize revenue when the funds are received, appears to be a cash-basis policy and not accrual-based accounting, as it would appear that the revenues were earned at some point prior to the receipt of funds. This also appears to be in contrast to your policy under "Basis of Accounting" on page F-7, where you state that revenues are recognized when earned. Please explain when revenues are earned from a customer that you send to a casino. Refer to the four revenue recognition criteria in SAB 104 to explain why a reasonable estimate of revenue cannot be made at the time revenues are earned, prior to the receipt of funds. In addition, please tell us the average lag time between the trip your client makes to the casino and when you receive any commission or other revenue from the casino based on that client's activity.

Revenues, page 41

37. We note you have a significant decline in revenues from the year ended December 31, 2007 to the year ended December 31, 2008, which you attribute to such factors as no marketing funds available. Please tell us if there were any unusual or non-recurring revenue items in 2007 which could have lead to a disproportionate increase in revenues for that year. Additionally, please verify that your 2007 revenues were generated from the types of operating activities you have outlined in the description of your business. Lastly, please explain why there were marketing funds available in 2007 but not in 2008 by describing the source and nature of the funds used in 2007.

38. In this regard, we note your disclosure on F-7 that you had zero advertising expenses in either 2007 or 2008. As such, please explain how your fluctuation in revenues between years could be attributed to a difference in marketing expenses when it appears that your marketing expenses were the same in both years.

39. Please provide an explanation of cost of sales, including the types of items which are classified as such. Your explanation should also include a comparison of cost of sales between years, including the reasons there were no costs of sales in the most recent year. Please revise accordingly.

Expenses, page 41

40. In your description of the company's expenses, you list rent as one of the major components. However, on page 19 in your description of properties, you state

that the company does not currently have a lease for its office space and is not charged rent. Please clarify.

Liquidity and Capital Resources, page 42

41. Within your discussion of liquidity, we note you have presented liquidity ratios. However, the purpose of your presentation of this measure is not evident. Please clarify your disclosure to detail how you calculated your liquidity ratios. In addition, please revise your disclosure to explain the meaning of the ratios to your business operations. Alternatively, you may remove these ratios.

Accounts Receivable, page 43

42. You state that you extend credit to your customers in the normal course of business. Please clarify the party to whom you would extend credit, whether it is the players or the casinos where you send players. Also, it is unclear how accounts receivable would be generated based upon the business model you have outlined, where the majority of your revenues from casinos are recognized only upon receipt of payment. Please revise your disclosure to explain how your accounts receivable policy relates to your business, and when you would expect such receivables to be generated.

Certain Relationships and Related Party Transactions, page 46

43. You state that Casino Players wrote off the debt due Invicta Group, Inc. Based upon our review of your prior filings, we assume that you are referring to a loan payable balance in the amount of $30,428 as of March 31, 2007. The due date of that loan appears to have been April 1, 2007. We note no such balance remaining as of December 31, 2007. If our assumption is correct, please confirm. In addition, please tell us when and how the write off of the note payable balance was recorded in your financial statements. That is, illustrate and explain the journal entry you recorded to write-off the payable. If our assumption is not correct, please tell us more about the debt to Invicta that was written of by the registrant and explain how that write off was recorded. We may have further comments upon review of your response.

Changes in and Disagreements With Accountants, page 48

44. We note that you have requested a letter from Baum and Company P.C. Please file this letter as Exhibit 16 to the Form S-1.

Report of Independent Registered Public Accounting Firm, page F-2

45. We note the independent accountant's opinion refers to the statement of changes
in shareholders' deficit, while the actual financial statement on page F-5 bears the
title of statements of stockholders equity. Please revise for consistency.

Note 1: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

46. It appears that your revenue recognition policy is merely a recitation of the GAAP
rules for revenue recognition. Please revise to describe how you utilize those
guidelines in devising a revenue recognition policy for your specific business.

Item 26. Recent sales of unregistered securities, page 1

47. You disclose that on May 30, 2007 you issued 1,900,000 common shares valued
at $19,000 to The Scott Law Firm. It appears from your response to our comment
21 from staff letter dated July 24, 2007, that these shares may have been
recognized in a prior period. If so, you should expand your disclosure to explain
this discrepancy. Please explain why this issuance of securities does not appear in
the activity on your statement of stockholders equity on page F-5. Also, please
advise us whether Mr. Grocock returned the shares to you or whether he directly
gave them to the new law firm and provide the dates of any related stock
transfers. Revise either your financial statement or your disclosure accordingly.

Exhibit 5.1

48. You have opined that the shares are legally issued, fully-paid and non-assessable.
However, we note that the shares to be offered by the company have not yet been
issued or paid for. Please revise the fourth paragraph of the opinion accordingly.

49. We note that your opinion is limited to "Nevada Revised Statutes and all other
relevant laws of the State of Nevada." Please clarify that this reference also
includes the applicable provisions of the Nevada constitution and reported judicial
interpretations interpreting these laws.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel H. Morris
Attorney-Advisor

cc: Via Facsimile (732) 530-9008
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm